Filed Pursuant to Rule 424(b)(5)
File No. 33-62041
Prospectus Supplement to Prospectus dated September 22, 1995.

$300,000,000

Deluxe Corporation

5.00% Senior Notes due 2012

Deluxe will pay interest on the notes on June 15 and December 15 of each year. The first interest payment will be made on June 15, 2003. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

Deluxe may at any time redeem all or a portion of the notes at the redemption prices set forth in this prospectus.

See “Risk Factors” on page S-10 to read about certain factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	99.369%	$298,107,000
Underwriting discount	0.650%	$1,950,000
Proceeds, before expenses, to Deluxe	98.719%	$296,157,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from December 9, 2002 and must be paid by the purchaser if the notes are delivered after December 9, 2002.

The underwriters expect to deliver the notes in book-entry form through the facilities of The Depository Trust Company against payment in New York, New York on December 9, 2002.

Goldman, Sachs & Co.
Credit Suisse First Boston

Banc One Capital Markets, Inc.
BNY Capital Markets, Inc.
Wachovia Securities
Wells Fargo Institutional Brokerage

Prospectus Supplement dated December 4, 2002.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement sets forth certain terms of the notes we are offering. It supplements the description of the debt securities contained in the attached prospectus. If information in this prospectus supplement conflicts with or is inconsistent with the prospectus, this prospectus supplement will apply and will supersede that information in the prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the attached prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information; Incorporation By Reference.”

As used in this prospectus supplement, the terms Deluxe, Company, we, us and our refer to Deluxe Corporation and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You can read and copy our reports, proxy statements and other information at the SEC’s public reference facilities at Judiciary Plaza, 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. You can also obtain copies of these materials at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference facilities.

We also file documents electronically with the SEC. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this web site is http://www.sec.gov. You may also inspect our reports, proxy statements and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to incorporate by reference information contained in other documents filed with the SEC. This permits us to disclose information to you by referencing these filed documents. Information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede prior filings. We incorporate the following documents by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2001.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002, and September 30, 2002.

•	Our Current Report on Form 8-K, dated August 8, 2002.

•
Our future filings under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended that are made with the SEC prior to the termination of this offering, as of the date of the filing of each such document.

We will furnish without charge to each person (including any beneficial owner) to whom this prospectus supplement is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits). Requests for such documents should be directed to:

Stuart Alexander
Vice President, Investor Relations
Deluxe Corporation
3680 Victoria Street North
Shoreview, Minnesota 55126-2966
(651) 483-7111

This prospectus supplement supplements the attached prospectus dated September 22, 1995, which is part of a registration statement on Form S-3 (file no. 33-62041) that we filed with the SEC. As permitted by SEC rules, neither this prospectus supplement nor the prospectus that it updates contains all the information contained in that registration statement and its accompanying exhibits and schedules, which we also filed with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about Deluxe. The registration statement, exhibits and schedules are available at the SEC’s public reference rooms or through its EDGAR database on the Internet.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information from this prospectus supplement and may not contain all the information that may be important to you. You should read this prospectus supplement and the attached prospectus together with the additional information in the documents we have referred you to in “Where You Can Find More Information; Incorporation By Reference” above before making an investment decision.

Deluxe Corporation

We are the world’s leading check printer. We design, manufacture and distribute a comprehensive line of printed checks. In 2001, we produced approximately 100 million check order units or more than 25 billion checks and deposit tickets. Based in St. Paul, Minnesota, we’ve been in the check printing business since 1915. In addition to printing checks, we also offer checkbook covers, business forms, address labels, self-inking stamps, fraud prevention services and customer retention programs. We have approximately 10,000 financial institution clients nationwide, including banks, credit unions and financial services companies. We also market products directly to consumers and small businesses through the Internet and direct response marketing. In 2001, we had revenue of $1,278.4 million, operating income of $301.9 million, and net income of $185.9 million.

We operate through three business segments: Deluxe Financial Services, Direct Checks and Deluxe Business Services.

Deluxe Financial Services (DFS) provides checks, related products and program management services on behalf of financial institutions. Customers typically submit their check orders to their financial institution which forwards those orders to us. We then process the orders and ship them directly to the customers. DFS produces a wide range of checks, with many customers preferring one of the dozens of licensed designs we offer, including Disney®, Warner Brothers®, NASCARTM, Harley-Davidson®, Coca-Cola® and Laura Ashley®. DFS also helps its financial institution clients manage their check programs by offering services such as customized reporting, file management, expedited account conversion support, fraud prevention and check merchandising. In 2001, DFS had revenue of $768.5 million and operating income of $167.7 million.

Direct Checks is the nation’s leading direct-to-consumer check supplier, selling under the “Checks Unlimited®” and “Designer Checks®” brands. Through these two brands, Direct Checks sells personal and business checks, as well as related products, using the Internet and direct response marketing. Direct Checks uses a variety of direct marketing techniques to acquire new customers, including inserts in major periodicals, co-op advertising, and e-commerce strategies. As a result of our e-commerce strategy, Direct Checks received over fifteen percent of its order volume through the Internet in 2001 via three websites: www.checksunlimited.com, www.designerchecks.com and www.checks.com. In 2001, Direct Checks had revenue of $305.6 million and operating income of $75.4 million.

Deluxe Business Services (DBS) is a leading supplier of check and check related products to small businesses and home offices. DBS offers both manual and computer checks, business forms and self-inking stamps. DBS also works with financial institutions to help them better meet the needs of their small business customers through its business referral program. DBS sells its products through the telephone, direct response and interactive web sites. In 2001, DBS had revenue of $204.3 million and operating income of $58.8 million.

Competitive Strengths

Our competitive strengths include:

Market Leader.    We are the world’s leading printer of checks for businesses and consumers. We currently print approximately half of the more than 42 billion checks written each year in the United States. Our direct checks and financial services segments are both market leaders.

Established Relationships with Our Financial Institution Clients.    We have established strong relationships with a diverse base of financial institution clients. Our financial services segment has approximately 10,000 financial institution clients. We continuously supplement our product portfolio to meet client needs. We also offer a range of check program management services for our financial institution clients that have enhanced their customer relationships. We typically have supply agreements with our largest financial institution clients with an average term of three to five years.

Low-Cost Producer.    Proprietary printing technology and process improvements have enabled us to be both a low-cost producer and a quality leader. Our leading market position and order volume provide us with greater purchasing leverage with our suppliers and reduce our per unit overhead costs. Through our cost management strategy, we have reduced the number of our printing facilities from a peak of more than 60 to just 13 as of September 30, 2002, and substantially reduced our employee base. In addition, we have implemented manufacturing processes which have contributed to the elimination of unproductive activities in the production cycle, allowing us to achieve efficiency gains.

Marketing Expertise.    We have developed our marketing expertise through our knowledge and understanding of customers’ check buying preferences and effective check merchandising strategies. Our call centers use our product knowledge and understanding of our customers’ buying preferences to increase customer satisfaction. Our call centers have been recognized by an independent research organization as being among the best call centers in the United States.

Proprietary Technology and Superior Product Quality.    We have developed proprietary printing technologies such as digitally-driven offset printing. This technology achieves a Magnetic Ink Character Recognition (MICR) accuracy rate of 99.9%, the highest in the industry. The result of this proprietary technology and high accuracy is a lower reject rate for our checks during the highly automated check-scanning process. Based on a recent study by QualPro, a leading, independent, quality testing firm, we believe the MICR reject rate of our checks is significantly lower than the MICR reject rate of the checks printed by our competitors. Our superior MICR quality allows our financial institution clients to dramatically reduce costs related to re-processing checks.

Business Strategy

In January 2000, our Board of Directors determined that it was in our shareholders’ best interest for Deluxe to focus primarily on paper payment systems and approved a plan to spin off our Electronic Payment Solutions, Professional Services and Government Services business units in a separate, independent, publicly-traded company called eFunds Corporation. In June 2000, eFunds completed an initial public offering of 12.1% of its common stock. We then distributed the remaining 87.9% of eFunds to our shareholders in December 2000.

With this reorganization, our business became more focused and efficient. We are guided by five key business objectives: growing revenue; growing customer loyalty; increasing talent and diversity in our workforce; cost management; and transformation. The key strategies to accomplish these objectives include strengthening our leading position in the markets in which we compete and expanding into closely related products and services which leverage our core competencies and key assets.

•
Revenue growth.    We intend to pursue new clients and customers for our existing products and services as well as sell additional services and new product offerings to our existing clients and customers. We plan to accomplish this objective by pursuing new business with financial institutions and developing and executing effective marketing offers and programs in existing and new channels. We also plan to increase revenues from new and existing customers by using selling strategies that maximize revenue per unit and revenue and profit contribution per customer transaction. Our recently introduced DeluxeSelectSM program allows financial institution customers to leverage our research, product knowledge and marketing skills to more effectively merchandise checks on their behalf while at the same time improving order accuracy, customer satisfaction and revenue contribution. Our Direct Checks and Deluxe Business Services segments have grown internally through the development of product and channel extensions.

•
Grow customer loyalty.    We intend to strengthen our relationship with customers by providing new and enhanced products and services, as well as continuously improving our processes and tools to deliver increased customer satisfaction. Our world class call centers are an example of how we intend to grow customer loyalty.

•
Increase talent and diversity in our workforce.    We invest in our employees to attract and retain those who have the skills and motivation to deliver on our commitment to customers and support our strategic initiatives.

•
Cost management.    We intend to invest in technology and processes that will continue to lower our cost structure. Past initiatives to reduce costs and improve efficiency include developing proprietary print technology, consolidating plants, implementing more efficient manufacturing processes, selectively outsourcing non-core activities and increasing use of electronic channels for order placement.

•
Transformation.    We intend to develop or acquire products and services that will generate revenue for Deluxe that is not entirely dependent on the number, size or frequency of check order transactions. We also intend to pursue changes in our processes to take advantage of available technologies such as the Internet and ongoing developments in information technology applications, telecommunications and printing.

As a result of applying these strategies in our business, we have realized modest revenue growth in 2002. Revenue increased by 1.8% for the first nine months in 2002 over the first nine months in 2001. This increase was comprised of revenue growth of 7.9% in Deluxe Business Services, revenue growth of 3.0% in Direct Checks and a decrease in revenues of 0.2% in Deluxe Financial Services, as the results of our initiatives to increase revenue per unit offset lower unit volumes. In addition, our operating income has increased to $264.0 million for the first nine months in 2002 from $222.9 million for the first nine months in 2001 (an increase of 18.4%) and operating margin has increased to 27.0% from 23.2% during the same period. These increases reflect the improvement in our revenue, our increased efficiencies and the impact of our cost management initiatives.

Financial Strategy

On August 5, 2002, Deluxe announced that our Board of Directors had approved a financial strategy that will leverage our profitability and cash flow generating abilities. Historically, we have maintained $100 to $175 million of debt, which has resulted in interest expense of $6 to $12 million annually. In 2001, we had EBITDA (as defined below) of $374.7 million and the ratio of EBITDA to interest expense was 67.1x. Our Board of Directors determined that we are under-leveraged and authorized us to increase our debt level up to a maximum of $700 million. In addition, our Board also approved a new share repurchase program of up to 12 million shares.

Recent Development

On December 2, 2002, eFunds restated its results of operations for the years ended December 31, 2000 and 2001 and for the nine months ended September 30, 2002. eFunds also announced that the Securities and Exchange Commission is conducting an inquiry of eFunds and has requested information relating to various transactions that occurred in 2000 and 2001, including data license and software sales. We completed the spin-off of eFunds on December 29, 2000. As such, eFunds’ results of operations are reflected as discontinued operations in our consolidated financial statements for the year ended December 31, 2000. eFunds’ results of operations are not included in our consolidated financial statements for any period subsequent to December 31, 2000. Thus, these restatements have no impact on our financial position (i.e., balance sheet) as of December 31, 2000 or on our financial position or results of operations for any period subsequent to December 31, 2000. After reviewing the nature and scope of the transactions that occurred in 2000 as described in eFunds’ amended annual report for the year ended December 31, 2001 on Form 10-K/A, we believe that the adjustments made by eFunds have a de minimus impact on our results of operations for the year ended December 31, 2000, and we do not believe that we will be required to revise our financial results for the year ended December 31, 2000. Furthermore, eFunds’ historical results of operations have no bearing on our current or future results of operations, our business strategy or on our ability to generate cash for current or future uses.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected consolidated financial information for each of the three years ended December 31, 2001, and for the nine months ended September 30, 2001 and 2002. You should read this selected consolidated financial information in conjunction with our consolidated financial statements and notes that are contained in our Annual Report on Form 10-K for the year ended December 31, 2001, our Quarterly Reports on Form 10-Q for the three, six and nine months ended March 31, 2002, June 30, 2002, and September 30, 2002, respectively, which are incorporated by reference into this prospectus supplement. See “Where You Can Find More Information; Incorporation By Reference.” The information for the interim periods is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, which are, in our opinion, necessary for a fair presentation of these periods. The interim results of operations may not be indicative of the results for the full year.

(Dollars in thousands)	Year Ended December 31,			Nine Months Ended September 30,
	1999(1)	2000(2)	2001	2001	2002
Income Statement:
Revenue	$1,363,798	$1,262,712	$1,278,375	$959,635	$977,144
Cost of goods sold	557,775	453,023	453,818	341,680	331,449

Gross Profit	806,023	809,689	824,557	617,955	645,695
Selling, general and administrative expense	506,490	518,245	514,369	390,042	381,746
Goodwill amortization expense	726	5,201	6,188	4,641	—
Asset impairment and disposition losses (gains)	(9,147)	7,309	2,062	325	(35)
Gain on sale of business	(19,770)	—	—	—	—

Operating Income	327,724	278,934	301,938	222,947	263,984
Interest expense	(8,589)	(11,436)	(5,583)	(4,419)	(3,296)
Interest income	7,222	4,753	2,367	2,218	364
Other income (expense)	(3,775)	1,178	(1,188)	(75)	180

Income from Continuing Operations before Income Taxes	322,582	273,429	297,534	220,671	261,232
Provision for income taxes	118,261	103,957	111,634	82,818	99,304

Income from Continuing Operations	$204,321	$169,472	$185,900	$137,853	$161,928

Cash Flow:
Net Cash Provided by Operating Activities	$221,237	$253,572	$270,623	$208,609 (3)	$177,401
Purchases of Capital Assets	76,795	48,483	28,775	22,281	26,589
Payments to Retire Shares	313,492	—	345,399	231,620	146,961
Cash Dividends Paid	113,535	107,195	101,773	77,472	70,115

Other:
Operating Margin	24.0%	22.1%	23.6%	23.2%	27.0%
Return on Average Assets(4)	20.2%	20.5%	31.1%	28.3%	37.3%
EBITDA(5)	$384,990	$348,682	$374,732	$280,581	$307,980
Ratio of EBITDA to Interest Expense	44.8x	30.5x	67.1x	63.5x	93.4x

(1)
Includes results from our collections business, which was sold in December 1999. Excluding the results of this business, our results would have been revenue of $1,239,724, gross profit of $775,479; selling, general and administrative expense of $478,425; goodwill amortization expense of $267; asset impairment and disposition losses (gains) of $(9,276); gain on sale of business of $0 and operating income of $306,063. In addition, 1999 results include gains from the sales of six closed check printing facilities, as well as a gain from a sale-leaseback transaction.

(2)	Includes $10,685 in charges for asset impairment losses and restructuring charges related to a discontinued e-commerce initiative.
(3)	As a result of a tax law change, the 2001 third quarter estimated income tax payment of $29 million was deferred and made in the fourth quarter of 2001.
(4)	Nine month information calculated using a four quarter trailing average.
(5)
EBITDA is defined as earnings before interest, taxes, depreciation and amortization. It is provided because we believe certain investors find it a useful indicator of our ability to meet debt service and capital expenditure requirements. EBITDA is not a measure of financial performance or liquidity under generally accepted accounting principles. Because of the variety of methods used by companies and analysts to calculate EBITDA, it is not necessarily comparable to similarly titled measures for other companies.

THE OFFERING

Notes Offered	$300,000,000 aggregate principal amount of 5.00 % Senior Notes due 2012.

Maturity Date	The notes will mature on December 15, 2012.

Interest Payment Dates	Semiannually on June 15 and December 15 beginning June 15, 2003.

Ranking	The notes are senior unsecured obligations. The notes will rank equally with all of our other unsecured senior indebtedness from time to time outstanding.

Redemption and Sinking Fund	We may redeem some or all of the notes at any time at a redemption price described under “Description of the Notes – Optional Redemption.” There will be no sinking fund with respect to the notes.

Restrictive Covenants	The indenture governing the notes will restrict our ability to create liens, enter into sale and leaseback transactions, or merge, consolidate or sell our assets substantially as an entirety.

Form of Notes	One or more global securities, held in the name of Cede & Co., the nominee of The Depository Trust Company. See “Description of the Notes – Global Securities.”

Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

Use of Proceeds
We intend to use the net proceeds to retire a portion of our commercial paper borrowings and for general corporate purposes, including funding our share repurchases under our ongoing repurchase program, capital expenditures, working capital or financing for possible acquisitions. See “Use of Proceeds.”

Listing	The notes will not be listed on any national securities exchange.

RISK FACTORS

Your investment in the notes involves risks, not all of which are described in this prospectus supplement and the attached prospectus. In consultation with your own financial and legal advisors, you should carefully consider, among other matters, the following factors and the other information contained in, or incorporated by reference into, this prospectus supplement and the attached prospectus before deciding to invest in the notes. You should also review our disclosures set forth under the heading “Cautionary Statement” in this prospectus supplement.

Risks Related to the Business

The paper check industry overall is a mature industry and if the industry declines faster than expected, it could have a materially adverse impact on our operating results.

Check printing is, and is expected to continue to be, an essential part of our business and the principal source of our operating income. We primarily sell checks for personal and small business use and believe that there will continue to be a substantial demand for these checks for the foreseeable future. However, according to our estimates, total checks written by individuals and small businesses declined slightly in 2001 compared to 2000, and the total number of personal, business and government checks written in the United States has been in decline since 1997. We believe that checks written by individuals and small businesses will continue to decline due to the increasing use of alternative payment methods, including credit cards, debit cards, smart cards, automated teller machines, direct deposit, electronic and other bill paying services, home banking applications and Internet-based payment services. However, the rate and the extent to which alternative payment methods will achieve consumer acceptance and replace checks cannot be predicted with certainty. A surge in the popularity of any of these alternative payment methods could have a material, adverse effect on the demand for checks and a material, adverse effect on our business, results of operations and prospects.

Our strategic initiatives may cost more than anticipated and may not be successful.

We are developing and evaluating plans and launching initiatives for future growth, including the development of additional products and services and the expansion of Internet commerce capabilities. These plans and initiatives will involve increased levels of investment. There can be no assurance that the amount of this investment will not exceed our expectations and result in materially increased levels of expense. The new products and services we develop may not meet acceptance in the marketplace. Also, our Internet commerce initiatives involve new technologies and business methods and serve new or developing markets. There is no assurance that these initiatives will achieve targeted revenue, profit or cash flow levels or result in positive returns on our investment.

Risks Related to the Notes

The notes are effectively subordinated to the obligations of our subsidiaries.

We conduct our operations through our subsidiaries. Although the notes are unsubordinated obligations, they will be effectively subordinated to all liabilities of our subsidiaries, to the extent of their assets. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due under our indebtedness, including the notes, or to make any funds available to us, whether by paying dividends or otherwise, so that we can do so. Our subsidiaries currently do not have any indebtedness outstanding. We have a corporate policy in place prohibiting the incurrence of debt by them, although we have no restrictions on our ability to amend that policy at any time.

There may not be any secondary trading market for the notes, which may limit your ability to resell them.

We cannot assure you that a secondary trading market for the notes will ever develop or, if one develops, that it will be maintained or provide any significant liquidity. As a result, if you decide to sell your notes there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your notes or your ability to sell your notes at all.

We understand that the underwriters currently intend to make a market in the notes. However, they are not obligated to do so and any market-making activity with respect to the notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by United States securities laws.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the notes will be approximately $295,657,000. We intend to use the net proceeds from this offering to retire a portion of our commercial paper borrowings and for general corporate purposes. General corporate purposes may include funding our share repurchases under our ongoing repurchase program, capital expenditures, working capital or financing for possible acquisitions. We do not currently have any definitive agreements, arrangements or understandings regarding any particular acquisition.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2002, on a historical basis and as adjusted to reflect the sale of the notes offered hereby and the application of the estimated net proceeds we will receive. Using the net proceeds from this offering to finance our share repurchases under our repurchase program may cause our shareholders’ equity to decline. You should also refer to the financial statements in our Quarterly Report on Form 10-Q, for the quarter ended September 30, 2002, which is incorporated by reference into this prospectus supplement. See “Where You Can Find More Information; Incorporation By Reference.”

(dollars in thousands)	As of September 30, 2002
	Actual	As Adjusted
Cash and Cash Equivalents	$2,295	$108,152

Short-Term Obligations:
Short-term debt	189,800	—
Current portion of long-term debt	1,566	1,566

Long-Term Obligations:
Long-term debt	8,889	8,889
5.00% Senior Notes due 2012 offered hereby	—	300,000

Total Debt	200,255	310,455

Total Shareholders’ Equity	60,129	60,129

Total Capitalization	$260,384	$370,584

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of our earnings to our fixed charges for the periods indicated.
	Year Ended December 31,					Nine Months Ended September 30,
	1997	1998	1999	2000	2001	2002
Ratio of Earnings to Fixed Charges (1)	9.6	14.5	19.2	18.7	33.2	46.3
Pro Forma Ratio of Earnings to Fixed Charges (2)					29.4	27.2

(1)
For the purpose of computing the ratios of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, plus fixed charges, plus a proportional share of earnings of 50 percent owned companies, less equity in undistributed earnings of companies owned less than 50 percent. Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense and that portion of rental expense deemed to be representative of interest.

(2)
Pro forma ratio of earnings to fixed charges for the year ended December 31, 2001, and the nine months ended September 30, 2002, include the estimated impact of incremental interest expense attributable to the notes offered pursuant to this prospectus.

DESCRIPTION OF THE NOTES

The notes will be “Debt Securities” as described in the Section called “Description of Debt Securities” in the attached prospectus. The following description of the particular terms of the notes supplements the description of the general terms and provisions of the notes set forth in that section of the attached prospectus (the notes are referred to in the prospectus as debt securities). You should carefully read the entire prospectus and prospectus supplement to understand fully the terms of the notes. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth in the attached prospectus. To the extent the following description conflicts with or is inconsistent with the description set forth in the attached prospectus, the following description replaces the description in the attached prospectus.

General

The notes are a single series of senior debt securities issued by us under the indenture dated as of October 27, 1995, between us and Wells Fargo Bank Minnesota, N.A. (formerly Norwest Bank Minnesota, National Association), as supplemented by a supplemental indenture, dated as of December 4, 2002, between us and Wells Fargo Bank Minnesota, N.A., which is more fully described in the attached prospectus. We refer to the indenture dated October 27, 1995 as the “base indenture,” the supplemental indenture as the “first supplemental indenture” and the base indenture and the supplemental indenture together as the “indenture.” The notes are unsecured and will rank equally with all of our other senior, unguaranteed and unsubordinated debt. As of September 30, 2002, we had approximately $200 million of senior unsubordinated debt outstanding. See “Capitalization.” The indenture does not limit the amount of notes that we may issue or the amount of debt that we may incur in the future.

The maximum principal amount of the notes that we will issue initially is $300 million. The notes will mature on December 15, 2012. We have the option to redeem the notes prior to their stated maturity on the terms described below. Holders of the notes do not have any similar option to require us to redeem the notes before their stated maturity. The notes will not be entitled to the benefit of any sinking fund.

We will pay interest on the notes at an annual rate of 5.00% from the date of issuance. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semiannually in arrears on each June 15 and December 15, beginning June 15, 2003, to the persons in whose names the notes are registered at the close of business on the preceding June 1 or December 1, respectively, except that any interest payable upon maturity or any earlier redemption of the notes will be payable to the person to whom the principal of the note is payable.

Optional Redemption

We may redeem the notes, in whole or in part from time to time at our option, upon not less than 30 nor more than 60 days’ notice by mail, at a redemption price equal to accrued and unpaid interest on the principal amount being redeemed to the redemption date plus the greater of:

•	100% of the principal amount of the notes to be redeemed; or

•
the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points.

In no event will the redemption price of the notes ever be less than 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon. If the notes are only partially redeemed, the notes to be redeemed shall be selected by lot by The Depository Trust Company if the notes are represented by a global security, or selected by the Trustee, using a method the Trustee deems to be fair and appropriate, if the notes are not represented by a global security.

“Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Securities to be redeemed that would be used, at the time of selection and under customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any date of redemption, the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.

“Quotation Agent” means Goldman, Sachs & Co. or another Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means Goldman, Sachs & Co. and its successors and, at our option, other nationally recognized investment banking firms that are primary dealers of U.S. government securities in New York City. If any of the foregoing ceases to be a primary dealer of U.S. government securities in New York City, we must substitute another primary dealer of U.S. government securities.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day before the date of redemption.

Restrictive Covenants

In connection with the offering of the notes pursuant to this prospectus supplement, the base indenture will be amended to modify the application of two covenants described in the prospectus. We have summarized these two modified covenants in their entirety below. You should refer to the prospectus for a description of the other covenants and provisions contained in the indenture. For your reference, we have provided a list of definitions of the capitalized terms used in the covenants at the end of the description.

Limitation on Secured Debt

We will not, nor will we permit any Restricted Subsidiary to issue, assume or guarantee any indebtedness secured by a pledge, mortgage, security interest, lien or other encumbrance (pledges, mortgages, security interests, liens and other encumbrances are called “liens”) upon any Principal Property or upon any shares of capital stock or indebtedness of any Restricted Subsidiary (whether the Principal Property, shares or indebtedness are now owned or are acquired in the future), without effectively providing that all of the debt securities issued under the indenture are secured equally and ratably. These restrictions do not apply to indebtedness secured by liens existing on the date of the first supplemental indenture or to:

•	liens on any property existing at the time of its acquisition;

•
liens on property of a company existing at the time it is merged into or consolidated with us or a Restricted Subsidiary or at the time of a sale, lease, or other disposition of the properties of a company as an entirety or substantially as an entirety to us or a Restricted Subsidiary;

•	liens on property of a company existing at the time it becomes a Restricted Subsidiary;

•	liens securing intercompany indebtedness;

•
liens to secure all or part of the cost of acquisition, construction or improvement of the underlying property; provided that the commitment of the creditor to extend the credit secured by the lien is obtained within 120 days before or after the completion of the acquisition, construction or improvement;

•	liens in favor of any foreign or domestic governmental agency to secure certain payments;

•	certain liens imposed by operation of law;

•
liens consisting of easements, rights-of-way, zoning restrictions, restrictions on the use of real property or other title defects which do not materially impair the use of the real property or materially detract from the value of the real property; and

•
any extension, renewal or replacement of any of the liens referred to above, provided that the principal amount of the indebtedness secured by the lien is not increased and the lien is limited to all or part of the same property, shares of stock or indebtedness.

Notwithstanding these restrictions, we and our Restricted Subsidiaries may, without securing the debt securities, issue or assume secured debt so long as, after giving effect thereto, the aggregate amount of secured debt (not including secured debt permitted under the specific exceptions listed above) and the aggregate Attributable Debt of the Sale and Leaseback Transactions entered into (other than those permitted under the specific exceptions described in “—Limitation on Sale and Leaseback Transactions”) together do not exceed 10% of Consolidated Total Assets.

Limitation on Sale and Leaseback Transactions

We will not, nor will we permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with a term of more than three years with respect to any Principal Property, unless:

•
at the time of entering into such arrangement, we or our Restricted Subsidiary would, without equally and ratably securing the debt securities, be entitled to incur indebtedness secured by a lien on the property pursuant to one of the exceptions discussed in “—Limitation on Secured Debt;”

•
we apply, within 120 days after the date of the Sale and Leaseback Transaction, an amount equal to the net available proceeds from the sale of the Principal Property to the retirement of any of our indebtedness with a term of more than 12 months, which may include retirement of the notes; or

•
after giving effect thereto, the aggregate amount of secured debt (not including secured debt permitted under the exceptions listed above) and the aggregate Attributable Debt of the Sale and Leaseback Transactions (not including those permitted by the two exceptions listed above) together do not exceed 10% of Consolidated Total Assets.

Definitions Used in the Covenants

For purposes of the covenants described above:

“Attributable Debt” means, as of the date of determination, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligation of the lessee for Net Rental Payments during the remaining term of the lease.

“Consolidated Total Assets” means the total of all the assets appearing on the consolidated balance sheet of Deluxe and its subsidiaries, determined according to generally accepted accounting principles applicable to the type of business in which Deluxe and its subsidiaries are engaged, all as shown in the latest consolidated balance sheet of the Company contained in the Company’s then most recent annual report to shareholders or quarterly report filed with the Securities and Exchange Commission, as the case may be, prior to the event for which the determination is being made.

“Net Rental Payments” means the sum of the rental and other payments required to be paid in the period by the lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges, and any amounts required to be paid by the lessee that are contingent upon the amount of sales, maintenance and repairs, insurances, taxes, assessments, water rates or similar charges.

“Principal Property” means any manufacturing plant (consisting of real estate, buildings and fixtures) located within the United States of America (other than its territories or possessions) owned by us or any of our subsidiaries, which individually has a gross book value (without deduction of any depreciation reserves), on the date when the determination is being made, in excess of 2% of Consolidated Total Assets (as defined above). However, a “Principal Property” does not include any manufacturing plant to the extent it is financed by obligations issued by a State or local governmental unit pursuant to Section 142(a)(5), 142(a)(6), 142(a)(8) or 144(a) of the Internal Revenue Code of 1986, as amended, or any successor provision thereof.

“Restricted Subsidiary” means any of our subsidiaries that owns a Principal Property.

Modification and Waiver

You should carefully read the section entitled “Description of Debt Securities – Modification and Waiver” in the attached prospectus for a complete description of the modification and waiver provisions applicable to the notes. Generally, we and the trustee may modify or amend the indenture with the consent of the holders of not less than a majority in aggregate principal amount of the notes affected by any such modification. In addition, the holders of not less than a majority in aggregate principal amount of the notes may waive our compliance with certain restrictive provisions contained in the indenture that are applicable to the notes. You should note that there are certain instances in which we and the trustee may modify or amend the indenture without the consent of any holders of the notes.

Global Securities

The notes will be issued in the form of one or more fully registered global notes, which will be deposited with, or on behalf of, The Depositary Trust Company (DTC) and registered in the name of the nominee of DTC. Except as described below, a global note may not be transferred except as a whole by DTC to another nominee of DTC or to a successor of DTC or a nominee of that successor. Transfers of a global note will be effected only through records maintained by DTC and its participants. Beneficial interests in global notes will be exchanged for notes in definitive form only under limited circumstances described below.

When we issue a global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the notes represented by that global note to the accounts of participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in a global note is limited to participants that have accounts with DTC or its nominee, or persons that may hold interests through those participants. In addition, ownership of beneficial interests by participants in a global note will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global note. So long as DTC or its nominee is the registered owner thereof, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Ownership of beneficial interests in a global note by persons that hold interests through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the notes. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of those securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global note.

We will make payments of principal of, and interest on, notes represented by a global note registered in the name of or held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note representing those notes. DTC has advised us that upon receipt of any payment of principal of, or interest on, a global note, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global note as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global note held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any trustee nor any of our respective agents, will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to those beneficial interests.

A global note is exchangeable for definitive notes registered in the name of, and a transfer of a global note may be registered to, any person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global note or at any time DTC ceases to be a clearing agency registered under the Exchange Act;

•	we determine in our discretion that the global note will be exchangeable for definitive notes in registered form; or

•	there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default in respect of the notes.

Any global note that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive notes in registered form, of like tenor and of an equal aggregate principal amount as the global note. The definitive notes will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global notes.

Except as provided above, owners of the beneficial interests in a global note will not be entitled to receive physical delivery of notes in definitive form and will not be considered the holders of notes for any purpose under the indenture. No global note will be exchangeable except for another global note of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global note or the indenture.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global note desires to give or take any action that a holder is entitled to give or take under the notes or the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

UNDERWRITING

Deluxe and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.	$150,000,000
Credit Suisse First Boston Corporation	75,000,000
Banc One Capital Markets, Inc.	30,000,000
BNY Capital Markets, Inc.	15,000,000
Wachovia Securities, Inc.	15,000,000
Wells Fargo Brokerage Services, LLC	15,000,000

Total	$300,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The notes are a new issue of securities with no established trading market. The Company has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

Credit Suisse First Boston Corporation will make securities available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Credit Suisse First Boston Corporation and its customers and is not a party to any transactions. Market Axess Inc. will not function as an underwriter or agent of the issuer, nor will Market Axess Inc. act as a broker for any customer of Credit Suisse First Boston Corporation. Market Axess Inc., a registered broker-dealer, will receive compensation from Credit Suisse First Boston Corporation based on transactions the underwriter conducts through the system. Credit Suisse First Boston Corporation will make securities available to its customers through the Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

In connection with this offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

Each underwriter has agreed that (i) it has not offered or sold, and prior to the six months after the date of issue of the notes will not offer or sell any securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain (“FSMA”) with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom, and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and advisory and general financing, trustee and banking services to the Company or one or more of its affiliates in the ordinary course of business, for which they have received, and may in the future receive, customary fees.

CAUTIONARY STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides companies with a safe harbor when making forward-looking statements as a way of encouraging them to disclose information regarding expected trends in their operating results, anticipated business developments and other prospective information. Statements made in this prospectus supplement and the information incorporated by reference herein concerning our intentions, expectations or predictions about future results or events are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. These statements reflect our current expectations or beliefs, and are subject to risks and uncertainties that could cause actual results or events to vary from stated expectations, which variations could be material and adverse. Given that circumstances may change, and new risks to the business may emerge from time to time, having the potential to negatively impact our business in ways we could not anticipate at the time of making a forward-looking statement, you are cautioned not to place undue reliance on these statements, and except as required by federal securities law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Some of the factors that could cause actual results or events to vary from stated expectations include, but are not limited to, the following:

•	competitive forces;

•	consolidation among financial institutions;

•	the inherent unreliability of earnings, revenue and cash flow predictions due to numerous factors, many of which are beyond our control;

•	uncertainties regarding our share repurchase program;

•	the impact of general economic conditions in the United States;

•	the effect of increased marketing, production or delivery costs on our profitability;

•	the effect of software defects;

•	uncertainties with respect to future acquisitions;

•	restrictions on our ability to acquire or issue our shares;

•	the limited source of supply for our printing plate material;

•	uncertainties regarding protecting our rights in intellectual property;

•	our dependence upon third party providers for certain significant information technology needs;

•	the effect of consumer privacy protection legislations;

•	the tax treatment of the spin-off of eFunds;

•	environmental risks; and

•	sales and other taxes.

Additional information concerning these and other factors that could cause actual results or events to differ materially from our current expectations are included in our Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission.

LEGAL MATTERS

Certain legal matters in connection with the notes will be passed upon for the Company by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain legal matters in connection with the notes offered hereby will be passed upon for any purchasers, dealers, underwriters or agents by Sullivan & Cromwell, New York, New York.

EXPERTS

The financial statements of Deluxe Corporation and its subsidiaries as of December 31, 2001, and for the year ended December 31, 2001, incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$300,000,000

DELUXE CORPORATION

DEBT SECURITIES

Deluxe Corporation (the “Company”) may offer from time to time its debt securities (the “Debt Securities”) in one or more series in an aggregate principal amount not to exceed $300,000,000, or its equivalent in such foreign currency or composite currencies as may be designated by the Company at the time of the offering, on terms to be determined at the time of sale. The specific designation, aggregate principal amount, purchase price, maturity, denominations (which may be in United States dollars, in any other currency or in a composite currency), any interest rate or rates (which may be fixed or variable) and time of payment of any interest, any redemption or repayment or extension terms, any terms for sinking fund payments and other specific terms of the Debt Securities will be set forth in one or more supplements to this Prospectus (each a “Prospectus Supplement”). As used herein, the term “Debt Securities” shall include securities denominated in United States dollars or, if so specified in the applicable Prospectus Supplement, in any other currency or composite currency.

The Debt Securities may be sold to or through underwriters, dealers or agents for public offering or directly to other purchasers pursuant to the terms of the offering fixed at the time of sale. See “Plan of Distribution.” Any underwriters, dealers or agents participating in an offering of Debt Securities will be named in the accompanying Prospectus Supplement or Prospectus Supplements. Such underwriters, dealers or agents may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 22, 1995.

AVAILABLE INFORMATION

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 2400, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the “Registration Statement”) under the Securities Act of 1933, as amended. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements contained in this Prospectus as to the contents of any document are not necessarily complete, and in each instance reference is made to the document itself, each such statement being qualified in all respects by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents of the Company which have been filed with the Commission are hereby incorporated by reference in this Prospectus:

(a)	Annual Report on Form 10-K for the year ended December 31, 1994;

(b)	Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, as amended by Form 10-Q/A-1 filed August 10, 1995; and

(c)	Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to John H. LeFevre, Secretary, Deluxe Corporation, 1080 West County Road F, Shoreview, Minnesota 55126-8201, telephone number (612) 483-7008.

Unless otherwise indicated, currency amounts in this Prospectus and in any Prospectus Supplement are stated in United States dollars (“$” or “dollars”).

THE COMPANY

Deluxe Corporation provides products and services primarily to the financial payment systems industry and also markets specialty products to small businesses and consumers. The Company began business in 1915 in St. Paul, Minnesota, printing checks for banks and their customers. The Company today is headquartered in Shoreview, Minnesota, and has facilities in the United States, Puerto Rico, Canada and the United Kingdom. The Company’s products and services are sold primarily in the United States through the following four business divisions: Payment Systems, Business Systems, Consumer Specialty Products and Ink.

Payment Systems Division

The Company’s largest division, Payment Systems, is composed of the paper-based payments unit and the electronic payments unit. The Payment Systems Division had net sales of approximately $1.083 billion in 1994, accounting for approximately 62 percent of the Company’s total sales.

Paper-Based Payments Unit

The paper-based payments unit prints and sells to financial institutions and depositors a variety of checks and related banking forms. The Company is the nation’s leading printer of checks for financial institutions and has an approximately 50 percent share of the estimated $1.6 billion U.S. financial institution check market. The approximate number of financial institutions (not including branches as separate entities) to which the Company made gross sales of checks and related banking forms in excess of $100,000 during 1994 was 1,922.

Depositors commonly submit initial check orders and reorders to their financial institutions, which forward them to one of the Company’s printing plants. Printed checks are sent directly by the Company to the depositors, typically on the business day after receipt of the order. The Company’s charges are paid by the financial institutions, which in turn usually deduct the charges from the depositors’ accounts. In 1994, the Company delivered 99.76 percent of financial institution check orders error-free to customers and provided two-day turnaround on 95.6 percent of all orders.

Payment systems and methods have been changing in the U.S. in recent years as banking and other industries have introduced alternatives to the traditional check, including charge cards, credit cards, debit cards and electronic payment, among others. Sales of checks to financial institutions have been subject to increased competition and consequent pressure on prices. Additionally, the direct mail segment of the check industry is growing rapidly as a lower-priced alternative to financial institution check sales and is estimated to have represented approximately 14 percent of the personal check market in the U.S. in 1994. These developments have produced a mature market for checks and have accelerated pricing pressure on check sales. As a result, check printing revenues have declined in recent years and the Company believes that revenues from traditional check sales to financial institutions will likely continue to decline in the future. In order to stabilize check-printing operations and improve profitability, the Company has focused on controlling expenses and increasing efficiency and on higher margin products and services, such as specially designed checks and licensed check designs. At the same time, the growing direct mail check segment has been an opportunity for the Company’s Current, Inc. subsidiary, the nation’s largest supplier of direct mail personal checks. See “—Consumer Specialty Products Division.”

The paper-based payments unit also includes the Company’s financial forms and card services businesses. The financial forms business provides financial institutions with a variety of forms used for internal operations and administrative purposes. The card services business provides personalized, plastic automated teller machine (“ATM”) cards and credit and debit cards to financial institutions and retailers and driver’s licenses to government agencies.

The Company’s direct communications product line is also part of the paper-based payments unit. This emerging product line consists of letter checks and other personalized direct communication printed pieces used by financial institutions in marketing to consumers. The Company continues to focus on developing products and services to be sold to its traditional financial institution customers.

Electronic Payments Unit

The electronic payments unit supplies processing and other services and electronic funds transfer software, and consists of the following businesses: Deluxe Data Systems, Inc. (“Deluxe Data”); Chex Systems, Inc. (“Chex Systems”); Electronic Transaction Corporation (“ETC”); National Revenue Corporation and its affiliates (“NRC”); and Financial Alliance Processing Services, Inc. (“Financial Alliance”).

Deluxe Data provides electronic funds transfer processing and software and is the nation’s largest third-party processor for regional ATM networks. Overall, Deluxe Data processed approximately 1.3 billion transactions in 1994. Deluxe Data also competes in emerging debit markets, including electronic benefit transfer (“EBT”) and retail/point-of-sale (“POS”) transaction processing. EBT uses ATM and POS terminals to deliver food stamps and welfare assistance to recipients. Deluxe Data currently supports EBT programs for the state governments of Maryland and New Jersey.

Chex Systems provides account verification services for financial institutions and served more than 60,000 bank locations in 1994. Chex Systems uses its large database to identify checking account applicants who previously have had accounts closed for cause. Chex Systems also offers collection services to financial institutions.

ETC is a database management business and is the nation’s largest check authorization service for retailers. Through its Shared Check Authorization Network (“SCAN™”), ETC identifies individuals who have outstanding dishonored checks or who have had checking accounts closed for cause. Using SCAN, member retailers served by ETC authorized more than 1.6 billion checks in 1994.

NRC provides collection and accounts receivable management services to retail, financial, medical and commercial credit grantors. NRC has 37 sales offices nationwide and serves approximately 27,000 customers.

Financial Alliance, acquired by the Company in January 1995, is a full-service credit card processor enabling retailers to accept payment by credit card. In 1994, Financial Alliance processed 18 million credit card transactions and provided services to more than 150 financial institutions and 40,000 retailers using 30 independent sales organizations as well as its own internal sales organization.

Business Systems Division

The second largest of the Company’s divisions, Business Systems, had net sales of approximately $335 million in 1994, accounting for approximately 19 percent of the Company’s total sales. Business Systems produces and markets short-run computer and business forms and record-keeping systems for small businesses and professional practices, including medical and dental offices. Business Systems’ products are sold primarily through direct mail and telephone marketing. This Division includes the Company’s general business and health care forms printing unit; PaperDirect, Inc., a direct mail marketer of specialty papers, presentation products and pre-designed forms for laser printing and desktop publishing; Nelco, Inc., a supplier of tax forms, tax forms software, and electronic tax filing services; and T/Maker Company, a publisher of image content software, including clip art. Many of these products are also sold internationally by Deluxe United Kingdom Ltd., Deluxe Canada Inc. and PaperDirect Pacific Pty Limited, an Australia-based joint venture that markets PaperDirect products in Australia, New Zealand and Asia.

Consumer Specialty Products Division

The Consumer Specialty Products Division consists of Current, Inc. (“Current”), the nation’s leading direct mail supplier of checks and social expression products, including greeting cards, gift wrap, small gifts and related products. Current had sales of approximately $330 million in 1994, accounting for approximately 19 percent of the Company’s total sales. Current is the largest supplier among the approximately 30 companies competing in the growing direct mail check segment, which includes the Company’s primary competitors in the financial institution check market. Current delivered approximately 99 percent of its check orders error-free in 1994. Current’s social expression business is seasonal, based on holidays, and historically more than one-third of Current’s total sales have occurred in the fourth quarter.

Ink Division

In June 1994, the Company formed the Ink Division to produce and market Printwise™, a water-washable lithographic ink and solvent-free press wash system. The Company believes that Printwise meets or exceeds the performance standards of conventional lithographic inks. Printwise requires no costly capital expenditures or press modifications to implement and eliminates the need to use environmentally harmful, petroleum-based cleaning solvents in the printing process. As a start-up business, the Ink Division had sales of approximately $0.9 million and an operating loss in 1994. Such sales were made primarily to the Company for use in its check printing plants, all of which have been converted to Printwise. Because the ink business is new to the Company and unrelated to its other core businesses, the Company is examining alternatives in order to realize the full value to the Company of the Ink Division. See “—Recent Developments.”

Recent Developments

On May 1, 1995, J. A. (Gus) Blanchard III succeeded Harold V. Haverty as President and Chief Executive Officer of the Company. Since January 1994, Mr. Blanchard, age 52, had been Executive Vice President of General Instrument Corporation, a supplier of systems and equipment to the cable and satellite television industry located in Chicago, Illinois. From 1991 to 1993, Mr. Blanchard was Chairman and Chief Executive Officer of Harbridge Merchant Services, a national credit card processing company based in Chicago. Previously, Mr. Blanchard worked at American Telephone & Telegraph Company (“AT&T”) for 25 years, most recently as Senior Vice President in charge of AT&T’s national business sales force.

In connection with the recent management change, the Company is undertaking a comprehensive evaluation of its businesses and strategy and may, in the future, determine to adjust its business strategy and to pursue acquisitions of complementary businesses or products or dispositions of certain businesses or products of the Company and its subsidiaries. The Company currently has no commitments to make any such acquisitions or dispositions. See “Use of Proceeds.”

The Company was incorporated under the laws of the State of Minnesota in 1920. From 1920 until 1988, the Company was named Deluxe Check Printers Incorporated. The Company’s principal executive offices are located at 1080 West County Road F, Shoreview, Minnesota 55126-8201 (telephone (612) 483-7111). Unless the context otherwise requires, the term the “Company” refers to Deluxe Corporation and its subsidiaries.

USE OF PROCEEDS

Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used for general corporate purposes, including working capital, repayment or repurchase of outstanding indebtedness and other securities of the Company, capital expenditures and possible acquisitions of complementary businesses or products. The Company currently has no commitments to make any such acquisitions. See “The Company — Recent Developments”. Specific allocations of the proceeds to such purposes may not have been made at the date of the applicable Prospectus Supplement, although management of the Company will have determined that funds should be borrowed at that time in anticipation of future funding requirements. The precise amount and timing of the application of such proceeds will depend upon the funding requirements of the Company and the availability and cost of other funds. Pending such application, such net proceeds may be temporarily invested in short-term, interest-bearing securities.

RATIOS OF EARNINGS TO FIXED CHARGES

	YEARS ENDED DECEMBER 31,					SIX MONTHS ENDED JUNE 30, 1995
	1990	1991	1992	1993	1994
Ratio of Earnings to Fixed Charges	23.2	15.1	12.2	10.9	10.9	9.0

For the purpose of computing the ratios of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, plus fixed charges, plus a proportional share of earnings of 50 percent owned companies, less equity in undistributed earnings of companies owned less than 50 percent. Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense and that portion of rental expense deemed to be representative of interest.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities will be issued under an Indenture (the “Indenture”) between the Company and Norwest Bank Minnesota, National Association, as Trustee (the “Trustee”). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following brief summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture, and is further qualified by any description contained in the applicable Prospectus Supplement or Prospectus Supplements. Certain terms capitalized and not otherwise defined herein are defined in the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference.

The Debt Securities may be issued from time to time in one or more series. The terms of each series of Debt Securities will be established by or pursuant to a resolution of the Board of Directors of the Company and set forth or determined in the manner provided in an Officers’ Certificate or by a supplemental indenture. The particular terms of the Debt Securities offered pursuant to any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements. As used under this caption, the term “Company” means Deluxe Corporation.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder nor the amount of other debt which may be issued by the Company. The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

Unless otherwise indicated in the applicable Prospectus Supplement or Prospectus Supplements, the Debt Securities of any series will be issued only in fully registered form in denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000. (Section 302) Debt Securities may be issuable in the form of one or more Global Securities, as described below under “—Global Securities.” The Debt Securities (other than those issued in the form of a Global Security) are exchangeable or transferable without charge therefor, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith and require the holders to furnish appropriate endorsements and transfer documents. (Section 305)

Debt Securities may be issued as Original Issue Discount Debt Securities to be sold at a substantial discount below their principal amount. Special federal income tax and other considerations applicable thereto and special federal tax and other considerations applicable to any Debt Securities which are denominated in a currency or currency unit other than United States dollars will be described in the Prospectus Supplement or Prospectus Supplements relating thereto.

Unless otherwise indicated in the applicable Prospectus Supplement or Prospectus Supplements, principal of and any premium and interest on the Debt Securities will be payable, and the transfer of the Debt Securities will be registrable, at the principal corporate trust office of the Trustee. In addition, unless otherwise provided in the applicable Prospectus Supplement or Prospectus Supplements and in the case of Global Securities, payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears on the Security Register. (Sections 301, 305, 1001 and 1002)

The applicable Prospectus Supplement or Prospectus Supplements will describe the terms of the Debt Securities offered thereby, including the following: (1) the title of the offered Debt Securities; (2) any limit on the aggregate principal amount of the offered Debt Securities; (3) the Person to whom any interest on the offered Debt Securities will be payable, if other than the Person in whose name it is registered on the regular record date for such interest; (4) the date or dates on which the offered Debt Securities will mature and any rights of extension; (5) the rate or rates at which the offered Debt Securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, the date from which any such interest will accrue and the dates on which any such interest on the offered Debt Securities will be payable and the regular record dates therefor; (6) the place or places where the principal of and any premium and interest on the offered Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions upon which the offered Debt Securities may be redeemed, if applicable, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which Securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (9) the denominations in which any offered Debt Securities will be issuable, if other than denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000; (10) the currency, currencies or currency units for the payment of principal of and any premium and interest payable on the offered Debt Securities, if other than United States dollars; (11) any other event or events of default applicable with respect to the offered Debt Securities in addition to or in lieu of those described below under “—Events of Default”; (12) any other restrictive covenants applicable with respect to the offered Debt Securities in addition to or in lieu of those described below under “—Restrictive Covenants”; (13) if less than the principal amount thereof, the portion of the principal payable upon acceleration of such Debt Securities following an Event of Default; (14) any index used to determine the amount of payment of principal of and any premium and interest on the offered Debt Securities; (15) whether such Debt Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the Depositary for such Global Security or Securities and the circumstances under which any such Global Security may be exchanged for Securities registered in the name of, and any transfer of such Global Security may be registered to, a Person other than such Depositary or its nominee; (16) if principal of or interest on the offered Debt Securities is denominated or payable in a currency or currencies other than United States dollars, whether and under what terms and conditions the Company may defease the offered Debt Securities; and (17) any other terms of the offered Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

Global Securities

The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary identified in the applicable Prospectus Supplement or Prospectus Supplements. A Global Security will be issued in a denomination equal to the aggregate principal amount of outstanding Debt Securities of the series represented by such Global Security. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement or Prospectus Supplements.

Restrictive Covenants

Limitations on Secured Debt.    The Indenture provides that the Company will not itself, and will not permit any Restricted Subsidiary (defined below) to, incur, issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed (herein called “debt”), secured by pledge of, or mortgage or other lien on, any Principal Property (defined below), now owned or hereafter owned by the Company or any Restricted Subsidiary, or any shares of stock or debt of any Restricted Subsidiary held by or owed to the Company (herein called “liens”), without effectively providing that the Debt Securities of each series then Outstanding (together with, if the Company shall so determine, any other debt of the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinate to the Debt Securities of each series then Outstanding) shall be secured equally and ratably with such secured debt. The foregoing restrictions do not apply, however, to (a) liens existing on the date of the Indenture; (b) liens on any Principal Property acquired, constructed or improved by the Company or any Restricted Subsidiary after the date of the Indenture which are created or assumed contemporaneously with, or within 120 days of, such acquisition, construction or improvement, to secure or provide for the payment of all or any part of the cost of such acquisition, construction or improvement; (c) liens on property, shares of capital stock or debt existing at the time of acquisition thereof, whether by merger, consolidation, purchase, lease or otherwise (including liens on property, shares of capital stock or debt of a corporation existing at the time such corporation becomes a Restricted Subsidiary); (d) liens in favor of the Company or any Restricted Subsidiary; (e) liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, or political entity affiliated therewith, or in favor of any other country, or any political subdivision thereof, to secure partial, progress, advance or other payments; (f) certain liens imposed by law, such as mechanics’, workmen’s, repairmen’s, materialmen’s, carriers’, warehousemen’s, vendors’ or other similar liens arising in the ordinary course of business; (g) certain pledges or deposits under workmen’s compensation or similar legislation or in certain other circumstances; (h) certain liens in connection with legal proceedings, including certain liens arising out of judgments or awards; (i) liens for certain taxes or assessments; (j) certain liens consisting of restrictions on the use of real property which, other than liens resulting from action of any governmental authority, do not interfere materially with the property’s use; or (k) any extension, renewal or replacement, as a whole or in part, of any lien referred to in the foregoing clauses (a) to (j), inclusive. (Section 1007)

Notwithstanding the restrictions described above, the Company or any Restricted Subsidiary may incur, issue, assume or guarantee debt secured by liens without equally and ratably securing the Debt Securities of each series then Outstanding, provided, that at the time of such incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any debt which is concurrently being retired, the aggregate amount of all outstanding debt secured by liens so incurred

(other than liens permitted as described in clauses (a) through (k) above), together with the aggregate amount of all Attributable Debt (defined below) incurred pursuant to the second paragraph under the caption “—Limitations on Sale and Leaseback Transactions” below, does not at such time exceed 15% of total shareholders’ equity of the Company as shown on its most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles. (Section 1007)

Limitations on Sale and Leaseback Transactions.    Sale and leaseback transactions by the Company or any Restricted Subsidiary involving a Principal Property are prohibited unless either (a) the Company or such Restricted Subsidiary would be entitled, without equally and ratably securing the Debt Securities of each series then Outstanding, to incur debt secured by a lien on such property, pursuant to the provisions described in clauses (a) through (k) above under “Limitations on Secured Debt”; or (b) the Company, within 120 days, applies to the retirement of its Funded Debt (defined below) (subject to credits for certain voluntary retirements of Funded Debt) an amount not less than the greater of (i) the net proceeds of the sale of the Principal Property leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so leased. This restriction will not apply to a sale and leaseback transaction between the Company and any Subsidiary or between a Restricted Subsidiary and any Subsidiary or involving the taking back of a lease for a period of less than three years.

Notwithstanding the restrictions described above, the Company or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction, provided, that at the time of such transaction, after giving effect thereto, the aggregate amount of all Attributable Debt (defined below) in respect of sale and leaseback transactions existing at such time (other than sale and leaseback transactions permitted as described above), together with the aggregate amount of all outstanding debt incurred pursuant to the second paragraph under the caption “—Limitations on Secured Debt” above, does not at such time exceed 15% of total shareholders’ equity of the Company as shown on its most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles. (Section 1008)

Certain Definitions.    The term “Attributable Debt” means the total net amount of rent (discounted at the rate of interest implicit in the terms of the lease) required to be paid during the remaining term of any lease. (Section 101)

The term “Funded Debt” means debt which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such debt. (Section 101)

The term “Principal Property” means any manufacturing plant (consisting of real estate, buildings and fixtures) located within the United States of America (other than its territories or possessions) and owned by the Company or any Subsidiary, the gross book value (without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 1% of total shareholders’ equity of the Company (as shown on its most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles), except any such plant (i) to the extent financed by obligations issued by a State or local governmental unit pursuant to Section 142(a)(5), 142(a)(6), 142(a)(8) or 144(a) of the Internal Revenue Code of 1986, as amended, or any successor provision thereof, or (ii) which is not of material importance to the business conducted by the Company and its Subsidiaries, taken as a whole. (Section 101) The Company and its subsidiaries currently own eleven manufacturing plants that qualify as “Principal Properties” as defined in the Indenture, which plants have an aggregate gross book value of approximately $145 million.

The term “Restricted Subsidiary” means any subsidiary of the Company which owns or leases a Principal Property. (Section 101)

Other than as described above and except as may be otherwise specified in the applicable Prospectus Supplement, the Indenture does not contain covenants specifically designed to protect Holders in the event of a highly leveraged transaction involving the Company.

Events of Default

The following events are defined in the Indenture as “Events of Default” with respect to the Debt Securities of any series issued pursuant to such Indenture, unless otherwise provided with respect to such series: (1) failure to pay any interest on any Debt Security of that series when due and payable, continued for 30 days; (2) failure to pay principal of or any premium on any Debt Security of that series when due and payable; (3) failure to deposit any sinking fund payment, when and as due, in respect of any Debt Security of that series; (4) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (5) certain events in bankruptcy, insolvency or reorganization involving the Company; and (6) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

If an Event of Default with respect to any series of Debt Securities Outstanding under the Indenture occurs and is continuing, then either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Debt Securities, such lesser portion of the principal amount of such Debt Securities as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 601, 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

The Company is required to furnish to each Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 704)

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, reduce the principal amount of, or premium or interest on, any Debt Security, reduce the amount of principal of an Original Issue Discount Debt Security due and payable upon acceleration of the Maturity thereof, change the place of payment where or coin or currency in which the principal of, or any premium or interest on, any Debt Security is payable, impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or modify any of the above provisions or the provisions of the next paragraph below. (Section 902)

The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of the Holders of all Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1010) The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of the Holders of all Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default (1) in the payment of principal of, or any premium or interest on, any Debt Security of such series, or (2) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513)

The Indenture provides that, in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (1) the principal amount of an Original Issue Discount Debt Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof to such date, and (2) the principal amount of a Debt Security denominated in a foreign currency or currency unit that will be deemed to be Outstanding will be the United States dollar equivalent, determined as of the date of original issuance of such Debt Security, of the principal amount of such Debt Security (or, in the case of an Original Issue Discount Debt Security, the United States dollar equivalent, determined as of the date of original issuance of such Debt Security, of the amount determined as provided in (1) above). (Section 101)

Consolidation, Merger and Sale of Assets

The Company, without the consent of the Holders of any of the Outstanding Debt Securities under the Indenture, may consolidate or merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person which is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction, provided that (1) any successor Person assumes by supplemental indenture the Company’s obligations on the Debt Securities and under the Indenture; (2) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result of such transaction as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and supplemental indenture comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. (Section 801)

Defeasance Provisions

Defeasance and Discharge.    The Indenture provides that, if principal of and any premium and interest on the Debt Securities are denominated and payable in United States dollars, the Company will be discharged from any and all obligations in respect of the Debt Securities (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money, U.S. Government Obligations (as defined) or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal of (and premium, if any) and interest on and any mandatory sinking fund payments in respect of the Debt Securities on the Stated Maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may only occur if there has been a change in applicable Federal law or the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders of the Debt Securities; and such discharge will not be applicable to any Debt Securities then listed on the New York Stock Exchange if the provision would cause said Debt Securities to be de-listed as a result thereof. (Section 403) The term “U.S. Government Obligations” is defined to mean direct obligations of the United States of America, backed by its full faith and credit. (Section 101)

Defeasance of Certain Covenants.    The Company may omit to comply with certain restrictive covenants described in Sections 1005 (Maintenance of Properties), 1006 (Payment of Taxes and Other Claims), 1007 (Restriction on Secured Debt) and 1008 (Restriction on Sale and Leaseback Transactions) of the Indenture. To exercise such option, the Company must deposit with the Trustee money, U.S. Government Obligations or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal of (and premium, if any) and interest on and any mandatory sinking fund payments in respect of the Debt Securities on the Stated Maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the Debt Securities to recognize income, gain or loss for Federal income tax purposes. (Section 1009)

Defeasance and Events of Default.    In the event the Company exercises its option to omit compliance with certain covenants of the Indenture and the Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

Regarding the Trustee

The Trustee participates in an uncommitted line of credit and a term loan agreement with the Company, provides other banking and advisory services for the Company in the ordinary course of business and is a customer of the Company and purchases products and services from the Company in the ordinary course of business.

Governing Law

The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

PLAN OF DISTRIBUTION

The Company may sell the Debt Securities being offered hereby in any of four ways: (i) directly to purchasers, (ii) through agents, (iii) through underwriters and (iv) through dealers. The applicable Prospectus Supplement or Prospectus Supplements will set forth the terms of the offering of the Debt Securities, including the name or names of any agents, underwriters or dealers, the purchase price of the Debt Securities and the proceeds to be received by the Company from such sale, any underwriting discounts and other items constituting underwriters’ compensation and any discounts and commissions allowed or reallowed or paid to dealers or agents. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers or agents may be changed from time to time.

In connection with the sale of Debt Securities, underwriters or agents may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters. Underwriters, dealers and agents participating in the distribution of Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended. Such underwriters, dealers and agents may be entitled under agreements which may be entered into by the Company to indemnification by the Company against and contribution toward certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The Debt Securities may be distributed in one or more transactions from time to time at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

If so indicated in the applicable Prospectus Supplement or Prospectus Supplements, the Company will authorize dealers or other persons acting as the Company’s agent to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement or Prospectus Supplements pursuant to delayed delivery contracts (“Contracts”) providing for payment and delivery on the date or dates stated in the applicable Prospectus Supplement or Prospectus Supplements. There may be limitations on the minimum amount which may be purchased pursuant to a Contract or on the aggregate amount of Securities which may be sold pursuant to Contracts. Any such limitations will be set forth in the applicable Prospectus Supplement or Prospectus Supplements. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. The obligations of any purchaser under any Contract will not be subject to any conditions except (1) the purchase by an institution of the Debt Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (2) if Debt Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of such Debt Securities less the principal amount thereof covered by Contracts.

The Debt Securities will be a new issue of securities with no established trading market. Any underwriters or agents to or through whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

Certain of the underwriters, dealers and/or agents and their associates may be customers of, engage in transactions with and perform services for the Company, including its subsidiaries, in the ordinary course of business. Goldman, Sachs & Co. (“Goldman Sachs”) has acted as financial advisor to the Company from time to time, and Goldman Sachs Money Markets, L.P. (“Goldman Sachs Money Markets”), an affiliate of Goldman Sachs, is currently a dealer in connection with the Company’s $150 million commercial paper program. Goldman Sachs has received, and Goldman Sachs Money Markets will receive, customary fees for services in such capacities.

EXPERTS

The financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

VALIDITY OF DEBT SECURITIES

The validity of the Debt Securities will be passed upon for the Company by John H. LeFevre, Esq., Senior Vice President, General Counsel and Secretary of the Company, and Dorsey & Whitney P.L.L.P., Minneapolis, Minnesota, and, unless otherwise indicated in the applicable Prospectus Supplement or Prospectus Supplements, for any underwriters or agents by Sullivan & Cromwell, New York, New York.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

$300,000,000

Deluxe Corporation

5.00% Senior Notes due 2012

Goldman, Sachs & Co.

Credit Suisse First Boston

Banc One Capital Markets, Inc.

BNY Capital Markets, Inc.

Wachovia Securities

Wells Fargo
Institutional Brokerage